FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

We refer to our earlier letter dated May 7, 2018 vide which we had informed you that the Annual General Meeting (AGM) of the members of the Bank will be held on Friday, August 10, 2018.

We inform that the AGM is now rescheduled and will be held on Wednesday, September 12, 2018. Dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the AGM.

We also refer to our earlier letter dated May 17, 2018 vide which we had informed you that pursuant to Section 91 of the Companies Act, 2013 and in terms of regulation 42 of the Securities and Exchange Board of India (Listing Obligations and Disclosure requirements) Regulations, 2015, the Register of Members and Share Transfer Books of the Bank will remain closed from July 25, 2018 to August 10, 2018. In view of the reschedulment of the date of AGM, the Register of Members and Share Transfer Books of the Bank will now remain closed from August 28, 2018 to September 12, 2018 (both days inclusive) for the purpose of determining the eligibility to receive dividend.

Dividend on equity shares, after the same is approved by the shareholders at the ensuing Annual General Meeting to be held on September 12, 2018 would be paid to such Members holding shares in physical form whose names shall appear on the Register of Members at the close of business hours on September 12, 2018 after giving effect to all valid transfers in physical form lodged on or before August 27, 2018 and in respect of shares held in electronic form to those beneficial holders as registered in the records of the National Securities Depository Limited and the Central Depository Services (India) Limited on August 27, 2018.

Please take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: July 13, 2018	By:	/s/ Vivek Ranjan
Name: Mr. Vivek Ranjan Title: Chief Manager